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                             February 6, 2023

       Pierre Sawaya
       President
       Monetiva Inc.
       23615 El Toro Rd., Suite X327
       Lake Forest, CA 92630

                                                        Re: Monetiva Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 10,
2023
                                                            File No. 333-269171

       Dear Pierre Sawaya:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed January 10, 2023

       Business and Properties
       Our Current Business, page 29

   1. We note your disclosure that you are a start-up company in the developmental phase of the business cycle
except in the U.S. which is already developed and that USA is established. We also
note your disclosure that you expect to conclude Phase I of your business plan in Winter
2023. Please explain clearly what you mean by USA is
                                                        established and already
developed in the United States, given the status of Phase I of your business plan. Also,
explain clearly what you mean by Mexico is under process, and India is still under way.
 Pierre Sawaya
Monetiva Inc.
February 6, 2023
Page 2
2. We note your disclosure on page 1 regarding the upfront fees payable under the terms of the Processing Service Agreement with EndlessOne Global, Inc. Please tell us whether there are any other material fees payable under that agreement and provide disclosure, as appropriate. Also, clarify the current relationship between Pierre Sawaya and EndlessOne
      Global, Inc.
3.    We note that certain portions of Exhibit 10.3 have been redacted.
Pursuant
      to Item 601(b)(10)(iv), please revise your exhibit index to reflect that certain information has been excluded from these exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mark Rakip at 202-551-3573 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,
FirstName LastNamePierre Sawaya
                                                             Division of
Corporation Finance
Comapany NameMonetiva Inc.
                                                             Office of Real
Estate & Construction
February 6, 2023 Page 2
cc:       Brian Higley, Esq.
FirstName LastName